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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Avantair, Inc.
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

05350T101
(CUSIP Number)

Hound Partners, LLC 101 Park Avenue, 48th Floor New York, New York 10178 Telephone- (212) 984-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05350T101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,981,560

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

3,981,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,981,560

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.64%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	05350T101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Performance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,981,560

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

3,981,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,981,560

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.64%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	05350T101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Auerbach

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,981,560

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

3,981,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,981,560

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.64%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	05350T101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,836,328

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,836,328

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,836,328

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.61%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	05350T101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners Offshore Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,145,233

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,145,233

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,145,233

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.71%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	05350T101

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed on August 25, 2009.

Item 2.	Identity and Background.

No material change from the Schedule 13D/A filed on August 25, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Hound Partners, LP and Hound Partners Offshore Fund, LP.

The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $14,677,750.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date hereof, Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach may be deemed to be the beneficial owner of 3,981,560 Shares or 13.64% of the Shares of the Issuer, based upon the 26,387,019 Shares outstanding as of October 20, 2009, according to the Issuer's 10-K filed on September 29, 2009, the Issuer's 8-K filed on October 22, 2009 and additional information from the Issuer.  As of the date hereof, Hound Partners, LP may be deemed to be the beneficial owner of 1,836,328 Shares or 6.61% of the Shares of the Issuer, and Hound Partners Offshore Fund, LP may be deemed to be the beneficial owner of 2,145,233 Shares or 7.71% of the Shares of the Issuer.  The 3,981,560 Shares include 2,801,131 Shares that may be acquired upon the conversion of Series A Convertible Preferred Stock into Common Stock.

Each of Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,981,560 Shares.  Hound Partners, LP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,836,328 Shares.  Hound Partners Offshore Fund, LP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,145,233 Shares.

Each of Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,981,560 Shares.  Hound Partners, LP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,836,328 Shares.  Hound Partners Offshore Fund, LP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,145,233 Shares.

The aforementioned Shares were acquired for investment purposes. Hound Partners, LP and Hound Partners Offshore Fund, LP may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The percentage of shares for the Issuer beneficially owned by the Reporting Persons is calculated in accordance with the applicable SEC rules such that (1) the numerator is based on the shares owned by the Reporting Persons, plus the Shares that may be acquired upon the conversion of the Series A Convertible Preferred Stock into Common Stock and (2) the denominator is based on the 26,387,019 Shares outstanding as of October 20, 2009, plus the 2,801,131 Shares that may be acquired upon the conversion of the Series A Convertible Preferred Stock into Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the securities purchase and exchange agreement entered into by the Issuer with various investors on October 16, 2009, the Issuer also entered into a Registration Rights Agreement with Hound Partners, LP, Hound Partners Offshore Fund, LP and other investors pursuant to which the Issuer is required to file a registration statement registering for resale the shares issued to the investors and to cause the registration statement to be declared effective on or prior to the 90th day after the closing (or the 150th day, if the registration statement is reviewed by the SEC).

The Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to the Shares, other than the Registration Rights Agreement mentioned above.

Item 7.	Material to be Filed as Exhibits.

A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
B. For a copy of the Registration Rights Agreement, please see the 8-K filed by the Issuer on October 22, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2009
(Date)

HOUND PARTNERS, LLC
By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

HOUND PERFORMANCE, LLC
By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

JONATHAN AUERBACH
    /s/ Jonathan Auerbach

HOUND PARTNERS, LP
By:  Hound Performance, LLC, its general partner
By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

HOUND PARTNERS OFFSHORE FUND, LP
By:  Hound Performance, LLC, its general partner
By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 2, dated October 23, 2009, relating to the Common Stock par value $0.0001 of Avantair, Inc. shall be filed on behalf of the undersigned.

October 23, 2009
-----------------------
(Date)

HOUND PARTNERS, LLC
By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

JONATHAN AUERBACH
     /s/ Jonathan Auerbach

HOUND PARTNERS, LP
By:  Hound Performance, LLC, its general partner
By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

HOUND PARTNERS OFFSHORE FUND, LP
By:  Hound Performance, LLC, its general partner
By:  /s/ Jonathan Auerbach
     Jonathan Auerbach, Managing Member

SK 22404 0002 1039895